Exhibit 21.1

SUBSIDIARIES OF

APPLE INC.*

Jurisdiction of Incorporation
Apple Sales International	Ireland
Apple Operations International	Ireland
Braeburn Capital, Inc.	Nevada, U.S.

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.